Exhibit 10.1
November 18, 2010

Mr. Joseph L. Mullen

Dear Joe:

    This letter agreement (the “Letter Agreement”) sets forth the amended and restated terms on which you and Bottomline Technologies (de), Inc., a Delaware corporation (the “Company”), agree that you will continue to be engaged by the Company for an additional three year term at the expiration of the current term.  Except as provided in Sections 4 and 5 below, from this date forward this Letter Agreement shall supersede and replace your Letter Agreements dated September 18, 2008 and November 18, 2006 and your Amended and Restated Employment Agreement, dated as of November 21, 2002, as amended by your letter agreement dated as of September 30, 2005 (as amended, the “Employment Agreement”).  This Letter Agreement shall not in any manner whatsoever affect your position as Chairman of the Board of Directors of the Company.

    1. Role and Period.  The Company agrees to retain your services as Chairman for (a) $100,000 per year during the period beginning on November 17, 2010 and ending on November 16, 2011 and (b) $115,000 per year for each year during the period beginning on November 17, 2011 and ending on November 17, 2014, at which time your role and services will be re-evaluated.  In this capacity you will (i) perform the duties of the Chairman of the Board of Directors during any periods you are appointed to such position by the Company’s Board of Directors and (ii) be available to the Company as required or requested by management for services including strategy analysis, merger and acquisition evaluation and analysis, strategic partnerships, executive coaching and other consultative services.  In addition, you shall be entitled to receive equity compensation, currently 3,000 shares of stock of the Company (or such other equity award as shall be made to non-employee directors) each year on the date of the annual meeting of stockholders provided that you are serving as a director of the Company during such periods, in each case vesting at the earlier of the one year anniversary of the grant date or the next annual meeting of stockholders.   In connection with your contemplated role under this paragraph 1, you agree to perform such services and undertake such duties and responsibilities to and for the Company as may be reasonably requested from time to time by the Company.

    2. Expenses.  The Company shall reimburse you for all reasonable business expenses incurred or paid by you in connection with the performance of your services hereunder, in accordance with expense reimbursement policies of the Company and your presentation of appropriate documentation.

    3. Termination.

       3.1 Either you or the Company may terminate this agreement upon 30 days’ prior written notice to the other party or the Company may do so effective immediately upon written notice to you for “cause” (as defined below).

       3.2 In the event this agreement is terminated by the Company other than for “cause,” you shall be entitled to be paid (1) in a lump sum the full amount due you with respect to the remainder of the term described in Section 1 above, and (2) for any expenses incurred prior to the termination.  In the event of your termination by the Company for “cause” or termination at your election, you shall be entitled to payment for services performed and expenses paid or incurred prior to the effective date of termination.  Such payments shall constitute full settlement of any and all claims by you of every description against the Company with respect to services rendered during the contract period.

       3.3 “Cause” shall mean you (A) have been convicted of a felony involving dishonesty, fraud, theft or embezzlement or any other felony or (B) have breached any of your material obligations under any agreement between you and the Company which imposes confidentiality, proprietary information, assignment of inventions, non-competition or similar obligations on you, as may be in effect from time to time.

    4. Stock Options and Restricted Stock.  In the event that, prior to November 17, 2014:

       (a) a Change of Control (as defined in the Employment Agreement) shall occur, your right to exercise all unvested stock options shall become immediately exercisable in full and all vesting restrictions applicable to restricted stock awards shall lapse in full; and

       (b) your engagement with the Company is terminated in the manner described in Section 6.2, 6.3 or 6.4 of your Employment Agreement and pursuant to the terms of such provision, Section 6.5 of your Employment Agreement would have applied, you shall have a period of two years (or the remainder of the applicable option term if less than two years) after the date of such termination to exercise any Stock Options; provided, however, that such two year period of exercisability shall not apply to any grant of stock options granted prior to June 1, 2001 with an exercise price of less than $6.76 per share.

    In addition, beginning on November 17, 2011, the provisions of Section 16 of the Employment Agreement related to tax gross-up payments shall no longer remain in effect.

    5. Vesting.    You shall retain any and all rights you have under the Employment Agreement through November 17, 2014 with respect to the acceleration of any restricted stock and unvested options and the related exercise period solely by reason of any termination of your employment other than as a result of a termination by you of your employment that does not constitute an Involuntary Termination (as defined in the Employment Agreement).  In addition, beginning on November 17, 2011, the provisions of Section 16 of the Employment Agreement related to tax gross-up payments shall no longer remain in effect.

    6. Health Insurance.    You shall be eligible to participate in the Company’s health insurance plan with the same terms, cost and coverage as then offered to Company employees until you reach age 65.  In the event of a Change of Control of the Company, the acquiring or surviving party shall be required to provide the same or equivalent coverage at a cost equivalent to that in effect at the time of the Change of Control.  The provision of health insurance under this paragraph shall be made to you in accordance with the Company’s regular payroll/benefits practice.

    7. Section 409A.    The payments and benefits provided to you upon the termination of your services pursuant to paragraphs 3.2 and 6 shall be subject to the terms and conditions set forth in Exhibit A.  In any event, the Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Letter Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy the conditions of such section.

    8. Taxes.  All payments to be made to you under this Letter Agreement shall be subject to any required withholding of federal, state and local income and/or employment taxes.  In addition, beginning on November 17, 2011, the provisions of Section 16 of the Employment Agreement related to tax gross-up payments shall no longer remain in effect.

    9. Waiver.  You agree that neither this Letter Agreement nor the transactions contemplated hereby constitutes an Involuntary Termination or a termination without Cause (as each such term is defined in the Employment Agreement) under the Employment Agreement.

    10. Survival.  In case any provision of this Letter Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

    11. Notices.  All notices required or permitted under this Letter Agreement shall be in writing and shall be deemed effective upon personal delivery or three days after deposit in the United States Post Office, by registered or certified mail, postage prepaid, return receipt requested, addressed to the other party at the address shown above (and, in the case of any notice to the Company, with a copy to John A. Burgess, Esq., Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109), or at such other address or addresses as either party shall designate to the other in accordance with this Section 11.

    12. Governing Law.  This Letter Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of New Hampshire, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

    13. Successors and Assigns.  This Letter Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, provided, however, that your obligations as an employee of the Company are personal and shall not be assigned by you.

    14. Entire Agreement.  This Letter Agreement represents the entire agreement between the parties regarding the subject matter hereof, and, except as provided in Section 4 above, supersedes and replaces in its entirety the Employment Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Letter Agreement as of the day and year set forth above.

BOTTOMLINE TECHNOLOGIES (de), INC.

November 18, 2010	By:	/s/ Joseph L. Barry, Jr.
Joseph L. Barry, Jr.
Chairman of Compensation Committee

Accepted and Agreed:

November 18, 2010	By:	/s/ Joseph L. Mullen
Joseph L. Mullen

Exhibit A:  Payments subject to Section 409A

    Subject to the provisions in this Exhibit A, any severance payments or benefits under the Letter Agreement shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the date of termination of your services.  The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under the Letter Agreement:

    1. It is intended that each installment of the severance payments and benefits provided under the Letter Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”).  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

    2. If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in the Letter Agreement.

    3. If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

    a. Each installment of the severance payments and benefits due under the Letter Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A.  For purposes of this offer letter, the “Short-Term Deferral Period” means the period ending on the later of the fifteenth day of the third month following the end of your tax year in which the separation from service occurs and the fifteenth day of the third month following the end of the Company’s tax year in which the separation from service occurs; and

    b. Each installment of the severance payments and benefits due under the Letter Agreement that is not described in paragraph 3(a) above and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service).  Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following your taxable year in which the separation from service occurs.

    4. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h).  Solely for purposes of this paragraph 4, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

    5. All reimbursements and in-kind benefits provided under this letter agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.